UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 11)*

Under the Securities Exchange Act of 1934

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 207 400 3347

With copies to:

Derek J. Dostal

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1.	Name of Reporting Persons: Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,847,462 (see Item 5)*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 38,847,462 (see Item 5)*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,847,462 (see Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1% (see Item 5)*

14.	Type of Reporting Person (See Instructions) CO

* As of the date of this Amendment No. 11 to the Schedule 13D, Roivant Sciences Ltd. (“Roivant”) beneficially owns 38,847,462 common shares, without par value (“Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”). The percentage of outstanding Common Shares that may be deemed to be beneficially owned by Roivant is calculated based on an aggregate of 133,408,288 Common Shares issued and outstanding as of June 30, 2021, after giving effect to (i) the issuance of 12,874,350 Common Shares under the Issuer’s Open Market Sales Agreement with Jefferies LLC, as reported in the Issuer’s prospectus supplement to its registration statement on Form S-3 (File No. 333-248467) filed with the SEC on October 8, 2021, and (ii) and the issuance of 22,833,922 Common Shares on October 18, 2021 upon the mandatory conversion of the Series A participating convertible preferred shares of the Issuer (the “Preferred Shares”) held by Roivant. The Preferred Shares were previously acquired by Roivant in two tranches in October 2017 and January 2018.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 11 (“Amendment No. 11”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2015, as amended by Amendments No. 1 through 10, previously filed with the SEC (the “Schedule 13D”) relating to the Common Shares, without par value (the “Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”), which are beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). This Amendment No. 11 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) Reporting Person (Roivant)

This Amendment No. 11 is filed by Roivant, an exempted limited company incorporated under the laws of Bermuda. The principal business address of Roivant is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Roivant’s mission is to improve the delivery of healthcare to patients by treating every inefficiency as an opportunity. Roivant develops transformative medicines faster by building technologies and developing talent in creative ways, leveraging the Roivant platform to launch Vants – nimble and focused biopharmaceutical and health technology companies.

Covered Persons

Roivant has a board of directors and executive officers (such individuals, collectively, the “Covered Persons”). The principal business address of each of the Covered Persons is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom. The name, present principal occupation and country of citizenship of each of the Covered Persons is set forth below, along with the principal business address of the employer of each of the Covered Persons.

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship
Directors
Andrew Lo	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	Charles E. and Susan T. Harris Professor at MIT Sloan School of Management; Founder and Chairman of QLS Advisors; Member of Thalēs Advisory Board; Chairman Emeritus and Senior Advisor of AlphaSimplex Group; Member of the Competitive Market Advisory Counsel of the Chicago Mercantile Exchange; Director of BridgeBio Pharma	United States

Patrick Machado	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, Londo SW1Y 4LB, United Kingdom	Professional independent board director	United States

Keith Manchester, M.D.	444 Madison Avenue, 21st Floor, New York, New York 10022	Partner and the Head of Life Sciences, QVT Financial	United States
Daniel Gold	444 Madison Avenue, 21st Floor, New York, New York 10022	CEO, Managing Partner and Founder, QVT Financial	United States
Ilan Oren	1 Dexcel Street, Or Akiva, 3060000, Israel	Co-Chief Executive Officer, Dexcel Pharma	Israel
Vivek Ramaswamy	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	Founder, Executive Chairman and Chair of the Board of Directors, Roivant Sciences Ltd.	United States
Masayo Tada	6-8 Doshomachi 2-chome, Chuo-ku, Osaka 541-0045 Japan	Chairman of the Board and Director, Sumitomo Dainippon Pharma Co., Ltd.	Japan
James C. Momtazee	724 Oak Grove, Suite 130 Menlo Park, California 94025	Managing Partner, Patient Square Capital	United States
Matthew Gline	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	Chief Executive Officer, Roivant Sciences, Inc.	United States
Executive Officers (Who are not Directors)
Eric Venker	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	President and Chief Operating Officer, Roivant Sciences, Inc.	United States
Mayukh Sukhatme	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	President and Chief Investment Officer, Roivant Sciences, Inc.	United States
Richard Pulik	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	Chief Financial Officer, Roivant Sciences, Inc.	United States
Rakhi Kumar	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	Chief Accounting Officer, Roivant Sciences, Inc.	United States
Benjamin Zimmer	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	President, Roivant Health, Roivant Sciences, Inc.	United States

(b) The principal business address of each of Roivant, as the Reporting Person, and the Covered Persons is set forth in Item 2(a) above.

(c) The principal business and principal business address of Roivant, as the Reporting Person, is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in Item 2(a) above.

(d) During the last five years, Roivant has not been convicted, and to Roivant’s knowledge, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Roivant has not been a party, and to Roivant’s knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of each of Roivant, as the Reporting Person, and the citizenship or place of organization, as applicable, of each of the Covered Persons is set forth in Item 2(a) above.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

To the extent required by Item 4, the information contained in Item 5 below is incorporated herein by reference.

Roivant previously held 16,013,540 Common Shares, which were previously acquired in 2015, and 1,164,000 Preferred Shares, which were previously acquired in two tranches, in October 2017 and January 2018.

On October 18, 2021, the Preferred Shares held by the Reporting Person mandatorily converted into 22,833,922 Common Shares in accordance with their terms. In connection with its acquisition of the Preferred Shares, Roivant had agreed to a four-year lock-up period and standstill period whereby, pursuant to the standstill, Roivant would not acquire greater than 49.99% of the Issuer’s Common Shares or securities convertible into Common Shares. Both the lockup and standstill periods expired on October 18, 2021.

Subject to applicable legal requirements, Roivant may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to Roivant’s ownership of the Issuer’s securities, other opportunities available to Roivant, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Roivant may dispose of all or a portion of its securities of the Issuer at any time. Roivant reserves the right to increase or decrease its holdings on such terms and at such times as it may decide.

Additionally, Roivant or subsidiaries of Roivant and the Issuer are party to several agreements, including a governance agreement and a registration rights agreement. Currently, Roivant has no plans in respect of these agreements that would involve transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

Other than as described above, Roivant does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Roivant may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to include the following:

(a) Reporting Person (Roivant)

Roivant beneficially owns 38,847,462, or 29.1%, of the Common Shares and has sole voting and dispositive power over such Common Shares. Roivant acquired 22,833,922 Common Shares on October 18, 2021 as a result of the mandatory conversion of the Preferred Shares, which were previously acquired in two tranches, in October 2017 and January 2018. Roivant disclaims beneficial ownership in all Common Shares reported herein, except to the extent of Roivant’s respective pecuniary interest therein.

(b) See rows 7-10 of the cover page to this Amendment No. 11 for information regarding Roivant’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Shares. Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant’s knowledge, the Covered Persons do not beneficially own any Common Shares or have the right to acquire any Common Shares.

(c) Except as disclosed in this Amendment No. 11, Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Shares since the last Schedule 13D/A was filed with the SEC on July 16, 2019.

(d) Except as disclosed in this Amendment No. 11, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Amendment No. 11 relates.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2021	Roivant Sciences Ltd.

	By:	/s/ Matt Maisak
	Name:	Matt Maisak
	Title:	Authorized Signatory